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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                        Commission File Number 001-11312

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR [ ] Form N-CSR

                       For Period Ended: December 31, 2004


[ ]     Transition Report on Form 10-K   [ ]     Transition Report on Form 10-Q
[ ]     Transition Report on Form 20-F   [ ]     Transition Report on Form N-SAR
[ ]     Transition Report on Form 11-K

                        For the Transition Period Ended:

                        --------------------------------

         Nothing in this report shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the information relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Cousins Properties Incorporated
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Former name if applicable
                          -----------------------------------------------------
Address of principal executive office
  (Street and number) 2500 Windy Ridge Parkway
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City, state and zip code Atlanta, Georgia 30339-5683
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                       PART II - RULES 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a)      The reasons described below in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

[X]               (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, Form 11-K,
                           Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                           and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

         The Annual Report on Form 10-K of Cousins Properties Incorporated (the "Registrant") for the year ended December 31, 2004 could not be filed with the Securities and Exchange Commission (the "SEC") on a timely basis without unreasonable effort or expense due to the time and effort involved in the Registrant's review of its accounting practices related to lease accounting and accounting for stock options. The Registrant is reviewing its accounting for leases as a result of a letter (the "SEC Letter") dated February 7, 2005 to the American Institute of Certified Public Accountants from the Chief Accountant of the SEC. The intent of the SEC Letter was to clarify the SEC's interpretation of certain operating lease accounting issues, including accounting for rent holidays and accounting for landlord/tenant incentives. In addition, the Registrant requires additional time and effort to review its accounting for certain stock options whose terms were adjusted as a result of special dividend payments to the Registrant's shareholders during the years ended December 31, 2003 and 2004.

         The Registrant is in the process of evaluating the effects, if any, of the issues noted above on the Registrant's financial statements. The Registrant anticipates filing the Annual Report on Form 10-K on or before March 31, 2005.

                          PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         James A. Fleming
Executive Vice President and Chief
         Financial Officer                   (770)                955-2200
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                (Name)                    (Area Code)         Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No*

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         *Because the Registrant is currently reviewing its policies on lease accounting and accounting for certain of its stock options, the Registrant is currently unable to determine whether previously reported amounts will be adjusted or estimate any amounts related thereto.

                        Cousins Properties Incorporated
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

        Date: March 17, 2005:            By:  /s/ James A. Fleming
                                             ----------------------------------
                                                     James A. Fleming
                                                Executive Vice President and
                                                   Chief Financial Officer